OMB APPROVAL

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: October 31, 2013 Estimated average burden hours per response 1.50

FORM 15
Amendment 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number           000-18272

FAR VISTA INTERACTIVE CORP

(Exact name of registrant as specified in its charter)

365 Simon Fraser Cres.,
 Saskatoon, Saskatchewan
S7H 3T5, Canada

Telephone: (306) 230-3288

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.001

(Title of each class of securities covered by this Form)

Not applicable

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)             ☐

Rule 12g-4(a)(2)             ☒

Rule 12h-3(b)(1)(i)         ☐

Rule 12h-3(b)(1)(ii)        ☐

Rule 15d-6                      ☐

1

Approximate number of holders of record as of the certification or notice date:     Approximately 458

Pursuant to the requirements of the Securities Exchange Act of 1934 Far Vista Interactive Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 25 , 2012	By:	Richard Buckley, President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2